UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 21 January, 2014	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 17th January, 2014 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Passing of Resolution by way of Postal Ballot as approved by the Board of Directors at their Board Meeting held on 17th January, 2014.

17th January, 2014

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs,

Re : Passing of Resolution by Postal Ballot

We wish to inform you that pursuant to the provisions of Section 192A of the Indian Companies Act, 1956, read with The Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, the assent of the shareholders is being obtained for passing of the following resolutions by way of postal ballot:

i)	Appointment of Mr. Paresh Sukthankar as Deputy Managing Director

ii)	Appointment of Mr. Kaizad Bharucha as Executive Director

iii)	Appointment of Mr. C. M. Vasudev as part time Chairman

iv)	To borrow money pursuant to section 180(1)(c) of the Indian Companies Act, 2013 by way of special resolution.

Mr. V. V. Chakradeo, Practising Company Secretary, has been appointed as Scrutinizer for conducting of postal ballot process in a fair and transparent manner. The last date for receipt of Postal Ballot Form from shareholders is 6th March, 2014. The Scrutinizer will submit his Report to the Chairman and result of the Postal Ballot will be announced on 12th March, 2014, as per the aforesaid Rules.

The aforesaid intimation have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary